Exhibit 12.1

Charles River Laboratories International, Inc.

Ratio of Earnings to Fixed Charges

			Fiscal Year Ended
	3 Months Ended March 28, 2009	3 Months Ended March 29, 2008	2008	2007	2006	2005	2004
Earnings
Consolidated income from continuing operations before income taxes, minority interests and earnings from equity investments	35,027	60,239	(469,442)	210,941	172,790	163,888	150,467
plus fixed charges	7,841	8,984	35,526	41,590	35,143	31,649	15,272
plus amortization of capitalized interest	120	63	339	113	11	6
plus distributed income of equity investees	-	-	-	-	-	-	-
plus pre-tax losses of equity investees where charges from guarantees are included in fixed charges	-	-	-	-	-	-	-
Total Earnings	42,987	69,286	(433,577)	252,644	207,943	195,542	165,739

Fixed Charges
Interest and capitalized interest expense on all indebtedness	2,699	3,873	14,412	20,198	21,040	22,999	10,076
plus amortization of deferred financing costs and debt discounts	3,358	3,129	13,187	12,876	8,058	2,135	1,642
plus 1/3 of rental expense from operating leases	1,784	1,982	7,927	8,516	6,045	6,514	3,554
Total fixed charges	7,841	8,984	35,526	41,590	35,143	31,558	15,272

Ratio of earnings to fixed charges	5.48	7.71	(12.20)	6.07	5.92	6.18	10.85